16.21 LETTER ON CHANGE IN CERTIFYING ACCOUNTANT FROM LANCASTER & DAVID CHARTERED ACCOUNTANTS





December 9, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Sirs:

                  We have read Item 4 of Form 8-K dated December 5, 2003, of Whistler Investments, Inc. and are in agreement with the statements contained in the first and third paragraphs of Item 4 on Page 2 therein. We have no basis to agree or disagree with the other statements of the registrant contained therein.

                  We hereby confirm that there were no "reportable events" (as defined in Item 304(a)(v) of Regulation S-K) that occurred within the two most recent fiscal years of Whistler Investments, Inc.



Sincerely,

By:  /s/Lancaster & David
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Lancaster & David Chartered Accountants

cc:   Holly Roseberry